Exhibit 99.1

Annual General Meeting of Jumia Technologies AG of August 14, 2023
Declared Voting Results

Agenda item		Valid Votes Cast (Yes/No)	In % of the Registered Share Capital	Votes For the Resolution		Votes Against the Resolution		Decision
2.	Resolution on the ratification of the acts of the members of the Management Board for the financial year 2022	31,587,696	15.62%	27,213,986	86.15%	4,373,710	13.85%	Approved
3.	Resolution on the ratification of the acts of the members of the Supervisory Board for the financial year 2022	31,501,014	15.57%	27,128,090	86.12%	4,372,924	13.88%	Approved
4.	Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed financial statements and an interim management report as well as any audit review of additional interim financial information	31,664,284	15.65%	31,302,348	98.86%	361,936	1.14%	Approved
5.	Resolution on the approval of the remuneration report for the financial year 2022	31,542,790	15.59%	29,821,976	94.54%	1,720,814	5.46%	Approved
6.	Resolution on the decrease of the size of the Supervisory Board and on the corresponding amendment of the Articles of Association	31,596,264	15.62%	31,064,906	98.32%	531,358	1.68%	Approved
7.	Resolution on the election of Supervisory Board members
7a	Pierre-Yves Calloc´h	31,440,406	15.54%	30,924,696	98.36%	515,710	1.64%	Approved
7b	Anne Eriksson	31,414,360	15.53%	30,616,154	97.46%	798,206	2.54%	Approved
7c	Elizabeth J Huebner	31,430,362	15.54%	30,892,818	98.29%	537,544	1.71%	Approved
7d	Blaise Judja-Sato	31,420,478	15.53%	30,648,098	97.54%	772,380	2.46%	Approved
7e	Jonathan D. Klein	31,455,626	15.55%	29,047,736	92.35%	2,407,890	7.65%	Approved

8.	Resolution on the remuneration for the Supervisory Board and on the approval of the adjusted remuneration system	30,964,442	15.31%	30,291,180	97.83%	673,262	2.17%	Approved
9.	Resolution on the cancellation of the existing Authorized Capital 2021/II as well as of the existing Authorized Capital 2018 and the creation of a new Authorized Capital 2023/I with the exclusion of the subscription rights and with the authorization for the exclusion of subscription rights as well as on the corresponding amendment of the articles of association	31,449,608	15.55%	27,008,054	85.88%	4,441,554	14.12%	Approved
10.	Resolution on the cancellation of the previous authorization and the granting of a new authorization to acquire treasury shares and their use, including the authorization to redeem acquired treasury shares and decrease the share capital as well as the exclusion of subscription rights	31,523,116	15.58%	30,836,908	97.82%	686,208	2.18%	Approved